B2GOLD CORP.
Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Unaudited)

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012

Gold revenue	$128,730	$67,065	$406,218	$188,268

Cost of sales

Production costs	(61,782)	(23,911)	(195,555)	(66,998)
Depreciation and depletion	(21,190)	(8,255)	(54,327)	(22,309)
Royalties and production taxes	(4,520)	(2,256)	(12,559)	(6,137)
Inventory fair value adjustments on CGA acquisition (non-cash) (Note 6)	-	-	(32,869)	-

Total cost of sales	(87,492)	(34,422)	(295,310)	(95,444)

Gross profit	41,238	32,643	110,908	92,824

Gain on sale of Brucejack royalty (Note 9)	-	-	44,496	-
General and administrative	(6,656)	(4,013)	(23,945)	(13,092)
Share-based payments (Note 13)	(4,656)	(2,951)	(13,641)	(13,754)
Write-off of mineral property interests (Note 9)	(9,564)	-	(9,564)	-
CGA acquisition costs (Note 6)	-	-	(5,859)	-
Accretion of mine restoration provisions	(677)	(441)	(2,032)	(1,334)
Foreign exchange (losses)/gains	(223)	(396)	(1,656)	148
Other	(782)	(1,073)	(3,088)	(2,790)

Operating income	18,680	23,769	95,619	62,002

Write-down of long-term investments (Note 8)	-	-	(18,481)	-
Gain on fair value of convertible notes (Note 11)	8,633	-	8,633	-
Convertible notes transaction costs (Note 11)	(9,026)	-	(9,026)	-
Unrealized gains/(losses) on derivative instruments (Note15)	784	(108)	(5,665)	218
Realized losses on derivative instruments (Note 15)	(2,046)	56	(3,241)	(144)
Community relations	(1,431)	(1,070)	(4,728)	(3,229)
Interest and financing expense	(1,136)	(65)	(1,911)	(130)
Other	(37)	(303)	(281)	(136)

Income before withholding and other taxes	14,421	22,279	60,919	58,581

Current income tax, withholding and other taxes	(6,742)	(6,050)	(16,358)	(10,727)
Deferred income tax (Note 9)	270	(1,753)	(3,478)	(6,895)

Net income for the period	$7,949	$14,476	$41,083	$40,959

Attributable to:
Shareholders of the Company	$7,949	$14,476	$41,083	$40,959
Non-controlling interests	-	-	-	-

Net income for the period	$7,949	$14,476	$41,083	$40,959

Earnings per share (attributable to shareholders of the
Company) (Note 13)
Basic	$0.01	$0.04	$0.07	$0.11
Diluted	$0.00	$0.04	$0.05	$0.10

Weighted average number of common shares outstanding (in thousands) (Note 13)
Basic	647,787	387,095	631,128	383,057
Diluted	679,159	394,355	644,398	390,387

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012

Net income for the period	$7,949	$14,476	$41,083	$40,959

Other comprehensive loss

Items that may be reclassified subsequently to net earnings:
- Exchange differences on translating foreign operations	(3,193)	(2,288)	(25,207)	(3,771)
- Unrealized gain (loss) on investments (Note 8)	1,824	337	(1,314)	(1,627)
Reclassification adjustment for impairment loss on investment to net earnings (Note 8)	-	-	4,545	-

Other comprehensive loss for the period	(1,369)	(1,951)	(21,976)	(5,398)

Total comprehensive income for the period	6,580	12,525	19,107	35,561

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012

Operating activities
Net income for the period	$7,949	$14,476	$41,083	$40,959
Mine restoration provisions settled	(210)	(337)	(804)	(3,230)
Non-cash charges (credits)
Gain on sale of Brucejack royalty (Note 9)	-	-	(44,496)	-
Depreciation and depletion	21,190	8,255	54,327	22,309
Inventory fair value adjustments on CGA acquisition (Note 6)	-	-	32,869	-
Amortization of deferred revenue (Note 14)	(9,368)	-	(28,150)	-
Write-down of long-term investments (Note 8)	-	-	18,481	-
Share-based payments (Note 13)	4,656	2,951	13,641	13,754
Write-off of mineral property interests (Note 9)	9,564	-	9,564	-
Convertible notes transaction costs (Note 11)	9,026		9,026
Unrealized losses/(gains) on derivative instruments	(784)	108	5,665	(218)
Gain on fair value of convertible notes (Note 11)	(8,633)	-	(8,633)	-
Deferred income tax expense	(270)	1,753	3,478	6,895
Accretion of mine restoration provisions	677	441	2,032	1,334
Other	(1,846)	771	557	1,472
Cash provided by operating activities before changes in non-cash working capital	31,951	28,418	108,640	83,275

Changes in non-cash working capital	3,503	773	835	(12,316)
Cash provided by operating activities after changes in non-cash working capital	35,454	29,191	109,475	70,959

Financing activities
Convertible notes, net of transaction costs (Note 11)	249,724	-	249,724	-
Revolving credit facilities, proceeds (Note 11)	50,000	-	100,000	-
Revolving credit facilities, repayments (Note 11)	(50,000)	-	(50,000)	-
Masbate project loan repayments (Note 11)	-	-	(18,524)	-
Restricted cash (Note 11)	-	-	9,000	-
Common shares issued for cash (Note 13)	415	177	8,969	7,390
Payment of finance lease obligations (Note 11)	(2,082)	-	(5,946)	-
Common shares issued by subsidiary to EVI for cash
(Note 9)	5,095	-	5,095	-
Credit facility transaction costs (Note 11)	(269)	-	(4,048)	-
Interest and commitment fees paid	(859)	(65)	(2,159)	(129)
Other	(152)	-	(302)	(9)
Cash provided by financing activities	251,872	112	291,809	7,252

Investing activities
Cash acquired on CGA acquisition (Note 6)	-	-	56,088	-
CGA acquisition costs paid (Note 6)	-	-	(16,012)	-
Cash proceeds from sale of Brucejack royalty (Note 9)	-	-	44,496	-
Otjikoto - mine construction	(25,483)	-	(60,775)	-
Otjikoto - mobile mine equipment	(18,330)	-	(41,223)	-
Otjikoto – power plant	(8,579)	-	(15,545)	-
Otjikoto - prestripping	(3,455)	-	(4,072)	-
Gramalote, prefeasibility and exploration	(11,536)	(10,043)	(44,081)	(18,887)
Masbate Mine, development and sustaining capital	(10,033)	-	(20,846)	-
Libertad Mine, development and sustaining capital	(2,344)	(5,525)	(14,449)	(22,890)
Libertad Mine, Jabali development	(3,176)	(3,894)	(11,303)	(8,547)
Limon Mine, development and sustaining capital	(4,543)	(5,449)	(12,529)	(16,891)
Otjikoto, development and exploration	(1,424)	(2,731)	(5,392)	(14,974)
Masbate Mine, exploration	(1,202)	-	(4,719)	-
Libertad Mine, exploration	(1,369)	(819)	(4,089)	(5,493)
Limon Mine, exploration	(1,055)	(1,046)	(3,462)	(3,484)
Loan to EVI (Note 9)	(5,000)	-	(11,600)	-
Purchase of EVI preference shares (Note 9)	-	-	(6,458)	-
Purchase of long-term investments (Note 8)	-	-	(3,997)	(5,068)
Other	(1,706)	(3,977)	(5,518)	(11,112)
Cash used by investing activities	(99,235)	(33,484)	(185,486)	(107,346)

Increase (decrease) in cash and cash equivalents	188,091	(4,181)	215,798	(29,135)

Cash and cash equivalents, beginning of period	95,656	77,338	67,949	102,292

Cash and cash equivalents, end of period	$283,747	$73,157	$283,747	$73,157

Supplementary cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	September 30,	December 31,
	2013	2012

Assets
Current
Cash and cash equivalents	$283,747	$67,949
Accounts receivable and prepaids	17,780	7,695
Value-added and other tax receivables	17,863	18,737
Inventories (Note 7)	72,804	41,608
	392,194	135,989
Long-term investments (carried at quoted market values) (Note 8)	23,446	3,661
Value-added tax receivables	25,006	-
Mining interests (Note 9 and Note 21 - Schedules)	1,640,311	534,724
Goodwill (Note 6)	151,716	-
Other assets (Note 10)	42,008	2,091
	$2,274,681	$676,465
Liabilities
Current
Accounts payable and accrued liabilities	$39,363	$24,223
Current taxes payable	12,497	13,797
Deferred revenue (Note 14)	9,254	-
Current portion of long-term debt (Note 11)	9,391	-
Current portion of mine restoration provisions (Note 12)	4,217	4,217
Current portion of unrealized fair value of derivative instruments (Note 15)	2,835	143
Other	447	1,501
	78,004	43,881
Unrealized fair value of derivative instruments (Note 15)	2,945	-
Long-term debt (Note 11)	309,732	-
Mine restoration provisions (Note 12)	52,520	27,659
Deferred income taxes	221,735	34,148
Employee benefits obligation	5,991	4,458
	670,927	110,146
Equity
Shareholders’ equity
Share capital (Note 13)
Issued: 651,380,950 common shares (Dec 31, 2012 – 393,307,942)	1,472,771	468,550

Contributed surplus	45,381	35,383
Accumulated other comprehensive loss	(28,769)	(6,793)
Retained earnings	106,420	62,807
	1,595,803	559,947
Non-controlling interests	7,951	6,372
	1,603,754	566,319
	$2,274,681	$676,465

Acquisition of CGA Mining Limited (Note 6) Subsequent event (Note 20)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars)
(Unaudited)

	2013

				Accumulated
				other	Non-
	Share	Contributed		comprehensive	controlling	Total
	capital	surplus	Retained earnings	loss	interests	equity

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319

January 1, 2013 to September 30, 2013:
Net income for the period	-	-	41,083	-	-	41,083
Shares issued for CGA Mining acquisition	984,870	-	-	-	-	984,870
Exercise of EVI option for 2% (Note 9)	-	-	2,530	-	2,565	5,095
Cumulative translation adjustment	-	-	-	(25,207)	(986)	(26,193)
Reclassify unrealized loss on investment from AOCL to income statement	-	-	-	4,545	-	4,545
Unrealized loss on investments	-	-	-	(1,314)	-	(1,314)
Shares issued for cash on exercise of stock options	2,369	-	-	-	-	2,369
Shares issued on vesting of RSU	6,289	(6,289)	-	-	-	-
Shares issued to EVI (Note 9)	7,600	-	-	-	-	7,600
Share-based payments - expensed	-	13,641	-	-	-	13,641
Share-based payments - capitalized to mining interests	-	3,767	-	-	-	3,767
Tax benefit related to share issue costs (Note 9)	1,972	-	-	-	-	1,972
Transfer to share capital the fair value assigned to stock options from contributed surplus	1,121	(1,121)	-	-	-	-

Balance at September 30, 2013	$1,472,771	$45,381	$106,420	$(28,769)	$7,951	$1,603,754

	2012

				Accumulated
				other	Non-
	Share	Contributed		comprehensive	controlling	Total
	capital	surplus	Retained earnings	loss	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to September 30, 2012:
Net income for the period	-	-	40,959	-	-	40,959
Cumulative translation adjustment	-	-	-	(3,771)	(131)	(3,902)
Unrealized loss on investment	-	-	-	(1,627)	-	(1,627)
Shares issued for cash:
Exercise of stock options	3,923	-	-	-	-	3,923
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued for Trebol & Pavon	16,814	-	-	-	-	16,814
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share-based payments - expensed	-	13,754	-	-	-	13,754
Share-based payments – capitalized to mining interests	-	3,281	-	-	-	3,281
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	4,591	(4,591)	-	-	-	-

Balance at September 30, 2012	$466,745	$32,254	$54,590	$(5,398)	$3,812	$552,003

October 1, 2012 to December 31, 2012:
Net income for the period	-	-	10,948	-	-	10,948
Cumulative translation adjustment	-	-	-	(1,615)	(171)	(1,786)
Funding of non-controlling interests	-	-	(2,731)	-	2,731	-
Unrealized loss on investment	-	-	-	220	-	220
Shares issued for cash on exercise of stock options	1,227	-	-	-	-	1,227
Share based payments - expensed	-	2,881	-	-	-	2,881
Share based payments - capitalized to mining interests	-	826	-	-	-	826
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	578	(578)	-	-	-	-

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a portfolio of development and exploration assets in Namibia , Nicaragua, Colombia, and Uruguay. The Company acquired control of CGA Mining Limited (“CGA”) on January 16, 2013, including its producing mine, the Masbate Mine, in the Philippines (Note 6).

The Company operates the Libertad Mine and the Limon Mine in Nicaragua and, commencing on January 16, 2013, the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia (Note 9), a 49% interest in the Gramalote property in Colombia, a 51% interest in the Primavera project in Nicaragua (Note 9), and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

On June 4, 2013, the Company announced that its common shares had been approved to list on the NYSE MKT LLC (“NYSE MKT”) and subsequently began trading under symbol “BTG” on June 6, 2013. The Company’s shares will continue to be listed on the Toronto Stock Exchange under symbol “BTO” and on the Namibian Stock Exchange under the symbol “B2G”. The Company withdrew its shares from listing on the OTCQX concurrent with listing its shares on the NYSE MKT.

B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 12, 2013.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company, with the exception to the changes in accounting policies as described in Notes 3 and 4 below.

3	Changes in accounting policies

The Company has adopted the following policies in 2013, in conjunction with the issuance of its convertible senior subordinated notes on August 23, 2013 (Note 11) and the acquisition of CGA on January 13, 2013 (Note 6):

Interest capitalization
Pursuant to IAS 23 “Borrowing Costs”, interest expense on the convertible senior subordinated notes is required to be capitalized to the carrying amount of the Otjikoto property (under development) by reference to the amount of related eligible expenditures capitalized to the property subsequent to the issuance of the notes. However, the amount of interest expense is calculated using the effective interest rate method, rather than using the contractual rate of interest on the notes which is 3.25% per annum. The annual effective interest rate on the notes was calculated to be 9% which includes the transaction costs attributable to the issuance of the notes. The effective rate was calculated based upon management’s estimate of the interest rate which would have been obtained on similar borrowings without the equity conversion feature at the issuance date of the notes. The Company also has other borrowings in the form of a revolving credit facility. The calculation of interest for capitalization purposes on the Otjikoto property is carried out in reference to the weighted average borrowing rate of the Company, which takes account of interest attributable to both the notes and the revolving corporate credit facility (Note 11).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Financial instruments
Lease liabilities
Lease liabilities are interest bearing and are initially measured at fair value, subsequently recorded at amortized cost. Lease liabilities are designated as financial liabilities.

Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement
(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or
(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are recognized in the statements of operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

4	New accounting policies effective January 1, 2013

Consolidated Financial Statements – IFRS 10
This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its comparative unaudited condensed interim consolidated financial statements.

Joint Arrangements – IFRS 11
This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall present the proportionately consolidated net asset value as a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12
This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with a Company’s interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Fair value measurement – IFRS 13
This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and the required interim disclosures are included in Note 16 of these unaudited condensed interim consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20
This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5	Changes in accounting standards not yet effective

Financial Instruments: Classification and Measurement – IFRS 9
This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

6	Acquisition of CGA Mining Limited

On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

As a result, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding upon closing the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options. As at January 31, 2013, following completion of the Merger, there were approximately 645,382,471 issued and outstanding common shares of B2Gold.

The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. For accounting purposes, the Acquisition Date was determined to be January 16, 2013, the date at which the Company obtained control of CGA. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

The cost of the acquisition was approximately $985 million, being the fair value of B2Gold shares issued, based on the issuance of 251,973,198 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

B2Gold’s acquisition related costs of $5.9 million have been charged to acquisition costs in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2013.

These consolidated financial statements include CGA’s results commencing from January 16, 2013. The revenue included in the consolidated statement of operations since January 16, 2013 contributed by CGA was $59.5 million and $209.1 million, respectively, for the three and nine months ended September 30, 2013. Had CGA been consolidated from the start of January 1, 2013, the consolidated statement of operations would include additional revenue of $nil (no gold sales were made by CGA from January 1, 2013 to January 15, 2013).

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. This is a preliminary purchase price allocation and therefore subject to adjustment over the course of 2013 on completion of the valuation process and analysis of resulting tax effects.

$

Preliminary purchase price allocation:
Cash and cash equivalents	56,088
Restricted cash	9,000
Accounts receivable and prepaids	11,368
Inventories
- Product inventory	55,036
- Ore stockpile inventory, current portion	6,955
- Supplies inventory	11,677
Note receivable from RTG Mining Inc.	2,560
Mining interests
- Masbate Mine	526,280
- Masbate undeveloped mineral interest	389,673
- Pajo exploration property	15,128
Long-term Investments
- St. Augustine Gold & Copper Limited	20,193
- Sierra Mining Limited	6,038
- RTG Mining Inc.	4,806
Value-added tax receivables, long-term	17,129
Other long-term assets
- Ore stockpile inventory	22,800
- Other	150
Accounts payable and accrued liabilities	(31,982)
Current tax payable	(1,674)
Masbate project loan facility	(18,524)
Deferred revenue - fair value of gold contracts (Note 14)	(37,404)
Finance lease obligations, including current portion	(25,228)
Mine restoration provisions, including current portion	(20,261)
Deferred income taxes	(186,082)
Other long-term liabilities	(572)
Goodwill	151,716

Purchase price - 251,973,198 common shares of B2Gold issued on acquisition	984,870

Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million for CGA’s transaction costs relating to the business combination, all paid subsequently in the first quarter of 2013.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Masbate Mine’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, of which $32.4 million and $0.5 million was expensed and included in cost of sales in the first and second quarter of 2013, respectively.

Preliminary valuations, which may be adjusted prior to year-end indicated that goodwill of $151.7 million resulting from the acquisition arises fully on the recognition of deferred income tax liabilities on the transaction. None of the goodwill is deductible for tax purposes.

A preliminary value of approximately $390 million assigned to undeveloped mineral interest at the Masbate Mine was attributable to (i) mineralized material within mineral resources that management believes can be brought into production and (ii) exploration potential for deposits the Company has the legal right to access, and based on interpretation of information and results, including geological data, that were available at the acquisition date. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

7	Inventories

	As at	As at
	September 30,	December 31,
	2013	2012
	$	$

Gold and silver bullion	23,981	11,554
In-process inventory	7,097	4,128
Ore stock-pile inventory	3,785	543
Materials and supplies	37,941	25,383

	72,804	41,608

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Long-term investments

	As at September 30, 2013					As at December 31, 2012

			Impair-		Fair				Fair
	Ownership	Cost	ment	AOCL	Value	Ownership	Cost	AOCL	Value
	%	$	$	$	$	%	$	$	$

Available-for-sale
investments:
St. Augustine Gold & Copper Ltd.	13.8%	20,193	(7,351)	260	13,103	-	-	-	-
RTG Mining Inc.	18.2%	8,803	(3,145)	117	5,774	-	-	-	-
Sierra Mining Limited	8.5%	6,038	(3,867)	1,233	3,404	-	-	-	-
Calibre Mining Corp.	10.6%	5,068	(4,117)	214	1,165	10.6%	5,068	(1,407)	3,661

Balance, end of period		40,102	(18,480)	1,824	23,446		5,068	(1,407)	3,661

The Company holds available-for-sale investments in certain public companies, as disclosed in the table above. On January 16, 2013, the Company, through its acquisition of CGA, acquired investments in the securities of St. Augustine Gold & Copper Ltd., RTG Mining Inc. (formerly “Ratel Group Limited”), and Sierra Mining Limited (Note 6). In addition, the Company participated in a private placement of RTG Mining Inc. and purchased 30.8 million of its common shares for approximately $4 million on February 2, 2013.

In the second quarter of 2013, the Company recorded an impairment loss totalling $18.5 million (of which $15 million related to an increase in the unrealized loss during the second quarter of 2013) in the statement of operations, as a result of a significant further decline in the fair value of each of its available-for-sale equity securities, including $4.5 million that was reclassified from accumulated other comprehensive loss (“AOCL”) to net earnings in the six month period (of which $3.1 million related to the first quarter of 2013 and $1.4 million to 2012).

At September 30, 2013, the Company recorded an unrealized gain totalling $1.8 million in the statement of other comprehensive income (“OCI”), as a result of an increase in the fair value of each of its available-for-sale equity securities in the third quarter of 2013.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Mining interests

	As at	As at
	September 30,	December 31,
	2013	2012
	$	$

Property, plant & equipment (depletable)
Masbate Mine, Philippines (Note 6)
Cost (includes leased assets of $28.1 million)	554,583	-
Accumulated depreciation and depletion	(26,030)	-

	528,553	-

Libertad Mine (including Jabali), Nicaragua
Cost	249,793	215,941
Accumulated depreciation and depletion	(71,629)	(51,673)

	178,164	164,268

Limon Mine, Nicaragua
Cost	122,361	105,727
Accumulated depreciation and depletion	(39,698)	(27,349)

	82,663	78,378

Masbate undeveloped mineral interests (Note 6)	389,673	-

Mineral properties (non-depletable)
Otjikoto, Namibia	232,595	118,798
Mocoa, Colombia	28,107	27,539
Trebol & Pavon, Nicaragua	26,201	24,333
Pajo, Philippines (Note 6)	16,515	-
Cebollati, Uruguay	-	9,051
Calibre, Nicaragua	8,131	7,112

	311,549	186,833

Corporate & other
Bellavista, Costa Rica	2,608	2,601
Office, furniture and equipment, net	878	645

	3,486	3,246

	1,494,088	432,725

Investments (incorporated joint ventures) accounted for using the equity method
Gramalote, Colombia	145,022	100,798
Quebradona, Colombia	1,201	1,201

	146,223	101,999

	1,640,311	534,724

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sale of the Brucejack royalty
On May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% net smelter returns royalty (“NSR”), covering Pretium Resources Inc.’s (“Pretium”) Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 8, 2013.

The Brucejack royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. In the period since the original accounting for the business combination the Company previously determined that the NSR did not fulfil the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2013, the Company recorded a $44.5 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.5 million.

The Company has determined that for tax purposes it would utilize certain of its Canadian tax losses and past share issue costs to fully offset the gain on the sale of the NSR. In accordance with IAS 12 “Income Taxes”, a deferred tax expense was recorded for $2 million in the second quarter of 2013 which related to the portion of the past share issue costs that were utilized on the sale. As these share issue costs were originally recognized in equity, the deferred tax credit related to the utilization of these share issue costs was also recorded in equity.

Otjikoto
On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately $6.5 million. B2Gold Namibia was then owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company.

On April 10, 2013, the Company entered into an investment agreement (the “Investment Agreement”) with EVI pursuant to which, among other things, EVI agreed to purchase common shares of the Company with an aggregate subscription price of $7.6 million. The subscription price was satisfied by a payment of $6.6 million to the Company and a $1 million payment as consideration for EVI assigning to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project. It is expected that the proceeds from the sale of the common shares of the Company will be used by EVI to redeem the preference shares held by B2Gold Namibia. In addition, EVI also agreed to exercise its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

On April 10, 2013, BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, entered into a loan agreement with EVI pursuant to which BKWE agreed to loan up to $11.6 million to EVI so that EVI could satisfy the payments required under the Investment Agreement, including the cash payment for the purchase for common shares and the acquisition of the additional 2% interest in the Otjikoto gold project. The loans accrue interest at a rate of up to 5% per annum and are secured by a pledge of the shares of the Company and B2Gold Namibia that are held by EVI. The loan is expected to be repaid from EVI’s share of available cash from the operations of the Otjikoto gold mine.

On July 9, 2013, EVI exercised its right to acquire the additional 2% interest in the Otjikoto Project. Accordingly, the Company and EVI now hold a 90% and 10% interest, respectively, in the Otjikoto Project and EVI has no further right to increase its interest in the Otjikoto Project. For accounting purposes, as the issuance of common shares in the Company’s subsidiary, B2Gold Namibia, did not result in a loss of control, the dilution of the Company's aggregate interest in its subsidiary and corresponding increase in the non-controlling interest of $2.6 million was accounted for within Shareholders' Equity in accordance with the consideration received.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three and nine months ended September 30, 2013, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $0.3 million and $1.1 million, respectively. This interest was calculated on an effective interest basis on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 11).

Calibre
On September 9, 2013, the Company and Calibre Mining Corp. (“Calibre”) entered into a joint venture agreement (the “JV Agreement”), which superseded the letter agreement between the parties dated April 24, 2013 (the “Letter Agreement”), to govern the joint venture between the parties with respect to the operations at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while the Company has a 51% interest and is the project operator. Under the terms of the JV Agreement, the Company was granted an option to earn an additional 19% interest in and to the project, for a total interest of 70%, by spending Cdn.$6 million in additional project expenditures on or prior to April 24, 2016. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) was terminated and superseded in its entirety by the JV Agreement.

In conjunction with the Letter Agreement, Calibre applied to the TSX Venture Exchange (the “Exchange”) to approve amendments to the terms of 10 million common share purchase warrants (the “Warrants”) of Calibre held by the Company. The Warrants were issued to the Company pursuant to a non-brokered private placement of 20 million units at a price of Cdn.$0.25 per unit, which closed on May 2, 2012. Each unit consisted of one common share and one-half of one Warrant, with each Warrant entitling the Company to purchase an additional common share of the Company until May 2, 2013 at an exercise price of Cdn.$0.50. Pursuant to the amendments, the Warrants were amended by extending the term of the Warrants by one additional year from May 2, 2013 to May 2, 2014 (the “Amended Expiry Date”) and by reducing the exercise price of the Warrants from Cdn.$0.50 to Cdn.$0.10 (the “Amended Exercise Price”).

If during the term of the amended Warrants, the closing price of Calibre’s common shares on the Exchange is equal to or greater than during a period of 10 consecutive trading days the Amended Exercise Price by 25%, then the Amended Expiry Date will be deemed to be automatically accelerated as a result of which the amended Warrants will expire on the earlier of the 37th calendar day following the tenth trading day and the Amended Expiry Date. All other terms and conditions of the Warrants remained unchanged.

Bellavista
On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Cebollati
On September 2, 2010, the Company entered into an agreement (the “Cebollati Option Agreement”) with Weeping Apple S.A., a private Uruguayan company, to option the Cebollati property located in Uruguay. Pursuant to the terms of the Cebollati Option Agreement, the Company earned an 80% interest in the Cebollati Property by paying an aggregate of $1 million. On January 31, 2012, the Company made the final cash payment under the Cebollati Option Agreement and now holds an 80% interest in the Cebollati property. The Company was required to fund all exploration work through feasibility and was subject to the continuing obligations set out in the Cebollati Option Agreement.

In the third quarter of 2013, the Company made a decision not to continue exploring the Cebollati property. As a result, the carrying value of the Cebollati property was written off in the amount of $9.6 million.

10	Other assets

	As at	As at
	September 30,	December 31,
	2013	2012
	$	$

Low grade ore stockpiles (Note 6)	22,800	-
EVI loan receivable, including accrued interest (Note 9)	11,754	-
EVI preference shares (Note 9)	6,458	-
Other	996	2,091

	42,008	2,091

Long-term ore in stockpiles represents low grade material not currently scheduled for processing at the Masbate Mine within the next twelve months.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11	Long-term debt

	As at	As at
	September 30,	December 31,
	2013	2012
	$	$
Convertible senior subordinated notes
- Principal amount owing at September 30, 2013	258,750	-
- Less: fair value adjustment	(8,277)	-
	250,473	-
Revolving corporate credit facility
- Principal amount owing at September 30, 2013	50,000	-
- Less: unamortized transaction costs	(3,601)	-
	46,399	-
Finance lease obligations (Note 6)	19,282	-
Equipment loan	2,969	-
	319,123	-
Less: current portion	(9,391)	-
	309,732	-

Convertible senior subordinated notes

On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the senior secured credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company may not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The Company may also redeem the notes, if tax laws related to Canadian withholding tax change subject to certain further conditions.

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $9 million.

The notes are measured at fair value on each financial reporting period-end date. The fair value of the notes is determined from the quoted price of the notes that are traded in an over-the-counter broker market. The fair value measurement is categorized in Level 2 of the fair value hierarchy for disclosure of the method used to estimate fair value under IFRS 13 “Fair Value Measurement” (as the Company is valuing the notes using the quoted price of the notes traded by other parties as assets in the over-the-counter broker market). Interest expense related to the notes is disclosed as part of the overall change in fair value of the notes in the statement of operations.

The overall change in fair value of the notes during the quarter ended September 30, 2013 was $8.3 million which included accrued contractual interest of $0.9 million. The change in fair value of the notes recognized in the statement of operations was reduced by $0.3 million of interest expense which was attributable to eligible expenditures on the Ojikoto property and capitalized to the carrying amount of the property.

Revolving corporate credit facility
On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility (“Senior Credit Facility”) with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017 and the facility has an interest rate of LIBOR plus a margin of 3.5% . The commitment fee on undrawn amounts under the Senior Credit Facility is 1.0% per annum calculated daily, provided that, if the conditions precedent to the first drawdown under tranche 2 or tranche 3 have been satisfied, and less than $50 million is drawn under the Senior Credit Facility, the applicable rate for calculation of the commitment fees on all undrawn amounts shall be increased to 1.25% per annum.

The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes. The Senior Credit Facility is secured by a general security agreement from the Company granting a security interest over the Company’s assets, pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries and guarantees from certain of the Company’s subsidiaries guaranteeing the obligations of the Company relating to the Senior Credit Facility and in certain cases, security from the guarantors, all in favour of the Lenders. Transaction costs relating to the Senior Credit Facility totalled $4 million and are being amortized over the term of the facility. The principal amount owing under the Senior Credit Facility has been presented on the Consolidated Balance Sheet net of the unamortized balance of transaction costs.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at September 30, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. In addition, in the second and third quarters of 2013, the Company drew down another $25 million and $50 million, respectively. On August 26, 2013, the Company repaid $50 million using a portion of the proceeds from the issuance of the convertible notes.

Availability of the third tranche of $50 million remains subject to satisfaction of certain conditions at the time of drawing including conditions regarding security granted or to be granted to the lenders under this facility in Nicaragua and Namibia. The Company expects that it will be able to satisfy the conditions to proceed with drawing the third tranche of the Senior Credit Facility as needed.

Masbate project loan facility
On May 26, 2008, CGA had secured an $80.3 million project finance facility arranged by BNP Paribas Bank (as a syndicated facility) (the “Masbate Facility”), which was fully drawn during CGA’s 2009 financial year to fund the development of the Masbate Mine. The Masbate Facility bore interest at a rate of LIBOR plus 3.15% per annum and was collateralized against the Masbate Mine. The Masbate Facility included customary covenants for debt financings of this type. On January 16, 2013, upon the acquisition of CGA, there was an outstanding balance of approximately $18.5 million under the Masbate Facility.

On March 28, 2013, the Company made a principal repayment of $4.5 million on the Masbate Facility. On June 28, 2013, the Company made a final repayment of approximately $14 million, paying off the Masbate Facility in full. Restricted cash of $9 million which had been held with BNP Paribas Bank as required under the Masbate Facility Project facility agreement was released to the Company.

Finance lease obligations
CGA, through several of its subsidiaries, entered into a finance lease for certain mobile equipment at the Masbate operations. The lease details are specified in a mining services agreement with Leighton Contractors (Philippines) Incorporated and Leighton Holdings Limited. The leased assets have terms that are between three and six years, up to March 2017. The Company has determined that the lease represents a finance lease and that the risks and benefits under this lease arrangement reside with a subsidiary of CGA. The Company has assumed CGA’s finance lease obligations as a result of the acquisition of CGA on January 16, 2013.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at September 30, 2013, the finance lease was composed of the following obligations:

		Present value
	Minimum lease	of minimum lease
	payments	payments
	$	$

Not later than one year	8,386	7,763
Later than one year and not later than five years	12,445	11,519

	20,831	19,282
Less future finance charges	(1,549)	-

Present value of minimum lease payments	19,282	19,282

Equipment loan
During the first quarter of 2013, a subsidiary of the Company purchased mobile heavy equipment valued at $4.2 million for its Libertad operation. The Company paid 20% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 80%. The contracts have a sixty month term, with quarterly payments of principal and interest at a variable rate of LIBOR plus 4.1% . The loan is secured by the equipment.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at September 30, 2013:

	Q4
	2013	2014	2015	2016	2017	2018	Total
	$	$	$	$	$	$	$

Convertible senior subordinated notes:
- Principal	-	-	-	-	-	258,750	258,750
- Interest	-	9,321	8,409	8,409	8,409	8,409	42,957

Revolving corporate credit facility:
- Principal	-	-	-	-	50,000	-	50,000
- Interest & commitment fees (estimated)	661	2,644	2,644	2,644	1,322	-	9,915

Finance lease obligations:
- Principal	2,009	7,172	5,268	4,833	-	-	19,282
- Interest	233	692	378	246	-	-	1,549

Equipment loan:
- Principal	143	665	665	665	665	166	2,969
- Interest (estimated)	34	120	91	61	32	3	341

	3,080	20,614	17,455	16,858	60,428	267,328	385,763

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Mine restoration provisions

The following table shows the movement in the liability for mine restoration provisions:

	As at	As at
	September 30,	December 31,
	2013	2012
	$	$

Balance, beginning of period	31,876	28,107
Acquired during the period (Note 6)	20,261	-
Reclamation spending	(804)	(3,486)
Accretion expense	2,032	1,776
Revisions to estimate of provision	3,372	5,479

Balance, end of period	56,737	31,876
Less: current portion	(4,217)	(4,217)

	52,520	27,659

13	Capital stock

	For the nine months		For the year
	ended		ended
	September 30, 2013		December 31, 2012

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of period	393,308	468,550	382,495	435,048

Issued during the period:
For CGA acquisition (Note 6)	251,973	984,870	-	-
Shares issued to EVI (Note 9)	2,513	7,600
For cash, on exercise of stock options	1,600	2,369	3,586	5,150
On vesting of Restricted Share Units	1,987	6,289	798	2,902
For Trebol & Pavon properties	-	-	4,816	16,814
For cash, on exercise of warrants	-	-	1,613	3,458
For cash, Incentive Plan	-	-	-	9
Tax benefit related to share issue costs (Note 9)	-	1,972	-	-
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	1,121	-	5,169

	258,073	1,004,221	10,813	33,502

Balance, end of period	651,381	1,472,771	393,308	468,550

On June 14, 2013, pursuant to an Investment Agreement with EVI, the Company issued approximately 2.5 million common shares to EVI for total consideration of $7.6 million, consisting of a payment of $6.6 million to the Company and a $1 million payment as consideration for EVI assigning to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project (Note 9).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

On January 31, 2013, upon closing of the Merger, B2Gold issued approximately 252 million common shares in exchange for all of the issued and outstanding shares of CGA (Note 6).

On August 10, 2012, pursuant to a share purchase agreement with Radius dated July 24, 2012, the Company acquired a 100% interest in the Trebol and Pavon exploration properties in Nicaragua by issuing approximately 4.8 million common shares to Radius.

Stock options
During the three and nine months ended September 30, 2013, approximately 1.2 million and 16.8 million stock options, respectively, were granted to employees and directors with exercise prices ranging from Cdn.$2.50 to Cdn.$3.80 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $19.2 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 54% to 58%, and a dividend yield rate of nil.

During the three and nine months ended September 30, 2012, approximately 0.4 million and 10.6 million stock options, respectively, were granted to employees and directors with exercise prices ranging from Cdn.$3.06 to Cdn.$3.93 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $15.2 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 58% to 69%, and a dividend yield rate of nil.

It is the Company’s policy to not grant stock options to executive directors and officers that were founders of the Company.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the three months ended September 30, 2013, share-based payments expense, relating to the vesting of stock options, was $2.8 million (Q3 2012 - $2 million), net of $1.1 million (Q3 2012 - $0.7 million) capitalized to mining interests.

For the nine months ended September 30, 2013, share-based payments expense, relating to the vesting of stock options, was $6.9 million (2012 - $8 million), net of $2.7 million (2012 - $2.6 million) capitalized to mining interests.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2011	15,282	1.90
Granted	11,116	3.16
Exercised	(3,586)	1.43
Forfeited or expired	(278)	3.16

Outstanding at December 31, 2012	22,534	2.58
Granted	16,825	3.02
Exercised	(1,600)	1.50
Cancelled or forfeited	(443)	3.01

Outstanding at September 30, 2013	37,316	2.82

Stock options outstanding and exercisable as at September 30, 2013 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.00 – 0.99	2,310	0.84	0.80	2,310	0.80
1.00 – 1.99	853	1.66	1.49	757	1.44
2.00 – 2.99	6,237	2.73	2.45	3,832	2.41
3.00 – 3.99	27,841	3.93	3.11	7,194	3.13
4.00 – 4.99	75	1.95	4.00	75	4.00

	37,316	3.48	2.82	14,168	2.47

Restricted share unit plan
On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8 million common shares for issuance under the RSU Plan.

During the three and nine months ended September 30, 2013, the Company granted approximately 0.4 million and 3.3 million RSU, respectively, to executive officers and employees of the Company. One-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was approximately $9.5 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the three months ended September 30, 2013, share-based payments expense, relating to the vesting of RSU, was $1.8 million (Q3 2012 - $0.9 million), net of $0.2 million (Q3 2012 - $0.1 million) capitalized to mining interests.

For the nine months ended September 30, 2013, share-based payments expense, relating to the vesting of RSU, was $6.7 million (2012 - $4.1 million), net of $1.1 million (2012 - $0.7 million) capitalized to mining interests.

A summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2011	-
Granted	2,401
Vested and converted to common shares	(798)

Outstanding at December 31, 2012	1,603
Granted	3,348
Vested and converted to common shares	(1,987)

Outstanding at September 30, 2013	2,964

Incentive plan
On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

On May 28, 2012, 0.5 million common shares were awarded from the trust under the Incentive Plan to a senior employee, George Johnson, of the Company. In connection with the award, the Company recorded a share-based payments expense of $1.6 million (the market value of the shares on the date of the award). At September 30, 2013, approximately 3.5 million common shares remain held in the Company’s Incentive Plan trust.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of diluted net income for the period:

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
	$	$	$	$

Net income for the period	7,949	14,476	41,083	40,959

Gain on fair value of convertible notes (Note 11)	(8,633)	-	(8,633)	-

Diluted net income/(loss) for the period	(684)	14,476	32,450	40,959

The following is the calculation of diluted weighted average number of shares outstanding for the period:

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012

Basic weighted average number of shares outstanding (in thousands)	647,787	387,095	631,128	383,057

Effect of dilutive securities:
- Stock options	2,837	6,724	3,004	6,788
- Restricted share units	1,059	536	1,108	542
- Convertible notes	27,476	-	9,158	-

Diluted weighted average number of shares outstanding (in thousands)	679,159	394,355	644,398	390,387

The following is the basic and diluted earnings per share:

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
	$	$	$	$

Earnings per share (attributable to
shareholders of the Company):
- Basic	0.01	0.04	0.07	0.11
- Diluted	0.00	0.04	0.05	0.10

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Deferred revenue and gold commitments

As a result of the acquisition of CGA, the Company assumed its gold forward contracts relating to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting as the fixed terms of the contracts were unfavourable compared to market terms for similar contracts) was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities.

The acquired gold forward contracts are excluded from the scope of IAS 39 “Financial Instruments: Recognition and Measurement”, as they are non-financial instruments that qualify for the own use exemption and do not contain any embedded derivatives which would require to be accounted for separately from the executory host contracts. As a result, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. At September 30, 2013, the amount of $9.3 million was outstanding and was presented on the consolidated balance sheet as deferred revenue, and is expected to be amortized over the remainder of the contract terms in the fourth quarter of 2013.

At September 30, 2013, the following gold forward contracts with respect to the Masbate Mine were outstanding (by maturity dates), having an estimated fair value of negative $5.1 million.

Q4
2013

Gold forward contracts:
- Ounces	12,661
- Average price per ounce	$927

In addition, under the terms of the Senior Credit Facility (Note 11), the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. As a result, the Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales. At September 30, 2013, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates).

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	30,996	30,996	30,996	24,996	117,984
- Average price per ounce (rand)	14,767	14,864	14,974	15,075	14,912

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Derivative financial instruments

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

At September 30, 2013, forward currency contracts totalling $9 million at an average rate of 9.40 rand were outstanding with maturity dates ranging from October 2013 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $43.5 million were outstanding with maturity dates ranging from October 2013 to December 2014 with an average floor price of 9.11 rand and an average ceiling price of 10.08 rand.

These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the statement of operations for the period. For the three month and nine month period ended September 30, 2013, the Company recorded an unrealized derivative gain of $2.2 million and an unrealized derivative loss of $3.1 million, respectively. In addition, for the three month and nine month period ended September 30, 2013, the Company recorded a realized derivative loss of $2 million and $3.2 million, respectively.

The following is a summary, by maturity dates, of the Company’s foreign currency contracts outstanding as at September 30, 2013:

	2013	2014	Total

Rand forward contracts:
- Notional amount	$3,000	$6,000	$9,000
- Average contract price	$8.83	$9.68	$9.40

Rand zero-cost collars:
- Floor amount	$13,500	$30,000	$43,500
- Average floor price	$8.63	$9.33	$9.11

- Ceiling amount	$13,500	$30,000	$43,500
- Average ceiling price	$9.22	$10.46	$10.08

In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations. For the three month and nine month period ended September 30, 2013, the Company recorded an unrealized derivative loss of $1.4 million and $2.6 million, respectively, in the statement of operations.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at September 30, 2013:

	2015	2016	2017	2018	Total

Gold zero-cost collars:
- Floor amount (ounces)	10,200	10,200	10,200	1,400	32,000
- Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000

- Ceiling amount (ounces)	18,300	18,300	18,300	2,100	57,000
- Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,721

16	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable from EVI (Notes 9 and 10), long-term investments (Note 8), investment in EVI preference shares (Note 9), accounts payable and accrued liabilities, South African rand foreign exchange derivative contracts (Note 15), gold derivative contracts (Note 15), and debt (Note 11).

Fair values
The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2013, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2013		As at December 31, 2012

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 8)	23,446	-	3,661	-
Convertible senior subordinated notes (Note 11)	-	250,473	-	-
Derivative liabilities (Note 15)	-	5,780	-	143

The carrying values of accounts receivable, the investment in EVI preference shares and accounts payable and accrued liabilities are representative of their respective fair values due to the short-term nature of these instruments. The carrying value of the Company’s Senior Credit Facility is representative of its fair value due to the floating rate nature of this instrument and the insignificant effect of changes in the Company’s credit risk on the credit spread of the loan facility. The carrying value of the loan receivable from EVI is representative of its respective fair value as the credit spread on the loan is approximately equal to the risk premium of the counterparty.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Capital risk management
The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and a successful exploration environment are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk
As at September 30, 2013, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivables and the loan receivable from EVI. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk
As at September 30, 2013, the Company had cash and cash equivalents of $283.7 million. Cash provided by operating activities before changes in non-cash working capital totalled $32 million and $108.6 million for the three and nine months ended September 30, 2013, respectively.

On August 23, 2013, the Company issued convertible senior subordinated notes (Note 11) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the senior secured credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries. The Company received net proceeds of $249.7 million, net of transaction costs. Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, under certain circumstances.

On April 16, 2013, the Company announced the closing of a new Senior Credit Facility with a syndicate of banks (Note 11). The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017. The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes. As at September 30, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million at September 30, 2013.

As at September 30, 2013, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•

For the purchase of 0.2 million gallons of diesel over the next four years valued at an estimated $0.7 million. The timing and amount of these costs will depend on diesel consumption but it is expected that the entire $0.7 million will be incurred in 2013.

•

For the purchase of $6.9 million of equipment for the construction of the mill, crusher and processing tanks at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but $4.7 million is expected to be incurred in 2013 and the remaining $2.2 million in the first half of 2014.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

•

For further payments of $21.6 million for the construction of a power plant at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but it is expected that $14.4 million will be incurred in 2013 and the remaining $7.2 million in 2014.

Market risk
Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, Namibian dollars and Philippine pesos. As the exchange rates between the Canadian dollar, Colombian peso, Namibian dollar and Philippine pesos fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua and the Philippines.

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project (Note 15). As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at September 30, 2013, $278 million of the Company’s $283.7 million in cash and cash equivalents was held in United States dollars.

The Company’s operations expose it to changes in the price of gold. A 5% increase/(decrease) in the price of gold would have resulted in an increase/(decrease) in earnings of approximately $18.9 million for the nine months ended September 30, 2013 based on gold revenue. The Company’s earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Non-cash investing and financing activities:

Common shares issued for CGA acquisition (Note 6)	-	-	984,870	-
Common shares issued to EVI on assignment of its right to acquire an additional 5% interest in the Otjikoto property (Note 9)	-	-	1,000	-
Common shares issued for Trebol and Pavon properties	-	16,814	-	16,814
Share-based compensation, capitalized to resource property interests	1,294	822	3,767	3,281
Interest expense, capitalized to resource property interests	320	-	1,051	-
Mining equipment purchased under equipment loan (Note 11)	-	-	3,271	-
Change in accounts payable and accrued liabilities relating to resource property expenditures	2,991	(487)	10,800	-

18	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Salaries and short-term employee benefits	1,198	743	5,910	2,171
Share-based payments	1,212	811	4,873	5,449

Salaries and short-term employee benefits was higher than the 2012 comparative periods due to cash bonuses paid to senior management in April 2013.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

19	Segmented information

The Company’s reportable segments for the three and nine months ended September 30, 2013 and 2012 are summarized in the following tables.

			For the three months ended September 30, 2013

						Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$

Gold revenue	17,789	51,434	59,507	-	-	-	-	128,730

Production costs	8,902	20,562	32,318	-	-	-	-	61,782

Cost of sales – inventory fair value adjustments on CGA acquisition (Note 6)	-	-	-	-	-	-	-	-

Depreciation & depletion	4,678	7,971	8,540	-	-	-	69	21,258

Net income (loss)[1]	1,734	13,375	12,334	-	-	(9,704)	(9,790)	7,949

Capital expenditures	5,598	6,889	11,235	57,271	11,536	1,605	118	94,252

	For the three months ended September 30, 2012
						Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$

Gold revenue	22,154	44,911	-	-	-	-	-	67,065
Production costs	9,418	14,493	-	-	-	-	-	23,911
Depreciation & depletion	2,356	5,899	-	-	-	-	-	8,255
Net income (loss)	5,254	15,263	-	-	-	(152)	(5,889)	14,476
Capital expenditures	6,495	10,238	-	2,731	10,043	3,988	28	33,523

_________________________________
1 Included in the net loss on Other Mineral Properties is a $9.6 million write-off relating to the Cebollati property. See Note 9 for futher details.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2013

						Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$

Gold revenue	62,677	134,430	209,111	-	-	-	-	406,218

Production costs	29,019	56,752	109,784	-	-	-	-	195,555

Cost of sales – inventory fair value adjustments on CGA acquisition (Note 6)	-	-	32,869	-	-	-	-	32,869

Depreciation & depletion	12,439	19,643	22,244	-	-	-	157	54,483

Net income (loss)[2]	9,878	33,007	14,172	-	-	(9,977)	(5,997)	41,083

Capital expenditures	15,991	29,841	25,565	127,007	44,081	5,033	397	247,915

	For the nine months ended September 30, 2012
						Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$

Gold revenue	59,259	129,009	-	-	-	-	-	188,268
Production costs	26,682	40,316	-	-	-	-	-	66,998
Depreciation & depletion	6,732	15,577	-	-	-	-	-	22,309
Net income (loss)	12,696	49,941	-	-	-	(215)	(21,463)	40,959
Capital expenditures	20,375	36,930	-	14,974	18,887	11,132	65	102,363

_____________________________
2 Included in the net loss on Other Mineral Properties is a $9.6 million write-off relating to the Cebollati property. See Note 9 for futher details.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations.

	As at	As at
	September 30,	December 31,
	2013	2012
	$	$

Mining interests
Philippines	934,741	-
Nicaragua	295,159	274,091
Namibia	232,595	118,798
Colombia	174,330	129,538
Uruguay	-	9,051
Costa Rica	2,608	2,601
Canada	878	645

	1,640,311	534,724

20	Subsequent event

Acquisition of Volta Resources Inc.
On October 28, 2013, the Company and Volta Resources Inc. (“Volta”) announced that they had signed a binding letter agreement pursuant to which B2Gold has agreed to acquire (the “Transaction”) all of the outstanding common shares of Volta at the agreed exchange ratio of 0.15 B2Gold shares for each Volta share held (the “Consideration”), which represents a purchase price of approximately Cdn.$0.42 per Volta share and a total equity value for Volta of approximately $63 million based on the fully-diluted in-the-money Volta shares outstanding and a premium of 106% based on each respective company’s share price on the TSX on October 25, 2013. The Consideration represents an 81% premium based on B2Gold and Volta’s respective volume weighted average share prices on the TSX for the 20 trading day period ending October 25, 2013.

The acquisition of Volta by B2Gold will add to B2Gold’s development portfolio an 81% interest in the Kiaka gold project in Burkina Faso, Africa and a 100% interest in two additional exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage gold project.

The Transaction will be carried out by way of court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast in person or by proxy of the shareholders of Volta at a special meeting of Volta shareholders to be held no later than January 15, 2014. The Transaction is also subject to, among other things, the negotiation and execution of a definitive agreement to give effect to the Transaction following completion of the confirmatory legal and financial due diligence on Volta on or before November 14, 2013, the receipt of all necessary regulatory, governmental and court approvals, and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The binding agreement includes customary deal protections provisions. Volta has agreed not to solicit any alternative transactions and to pay B2Gold a break fee equal to Cdn.$2 million in certain circumstances. In addition, Volta has granted B2Gold a right to match any competing offer. Closing of the Transaction is set to occur by no later than January 31, 2014.

Upon completion of the Transaction, B2Gold will appoint one nominee of Volta to the B2Gold board of directors, with the existing eight directors of B2Gold continuing as directors.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Upon completion of the Transaction, B2Gold will have approximately 675 million common shares issued and outstanding, with former Volta shareholders holding approximately 3.4% of the fully-diluted in-the-money shares outstanding of the combined company.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 21)
For the nine months ended September 30, 2013
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value

									Closing
	Opening		Disposals/	Cumulative	Closing	Opening		Disposals/	balance at	As at	As at
	balance at	Additions	write-offs	translation	balance at	balance at	Depreciation	write-offs	Sept. 30, 2013	Sept. 30, 2013	Dec. 31, 2012
	Dec. 31, 2012			adjustments	Sept. 30, 2013	Dec. 31, 2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Masbate Mine	-	554,583	-	-	554,583	-	(26,030)	-	(26,030)	528,553	-
Masbate undeveloped mineral interests	-	389,673	-	-	389,673	-	-	-	-	389,673	-
Libertad (including Jabali)	215,941	33,852	-	-	249,793	(51,673)	(19,956)	-	(71,629)	178,164	164,268
Limon	105,727	16,634	-	-	122,361	(27,349)	(12,349)	-	(39,698)	82,663	78,378

	321,668	994,742	-	-	1,316,410	(79,022)	(58,335)	-	(137,357)	1,179,053	242,646

Mineral properties “exploration & evaluation”
Otjikoto	118,798	139,439	-	(25,642)	232,595	-	-	-	-	232,595	118,798
Mocoa	27,539	568	-	-	28,107	-	-	-	-	28,107	27,539
Trebol & Pavon	24,333	1,868	-	-	26,201	-	-	-	-	26,201	24,333
Pajo	-	16,515	-	-	16,515	-	-	-	-	16,515	-
Cebollati	9,051	513	(9,564)	-	-	-	-	-	-	-	9,051
Calibre	7,112	1,019	-	-	8,131	-	-	-	-	8,131	7,112

	186,833	159,922	(9,564)	(25,642)	311,549	-	-	-	-	311,549	186,833

Corporate & other
Bellavista	2,601	7	-	-	2,608	-	-	-	-	2,608	2,601
Office, furniture & equipment	1,173	390	-	-	1,563	(528)	(157)	-	(685)	878	645

	3,774	397	-	-	4,171	(528)	(157)	-	(685)	3,486	3,246

Investments (incorporated joint ventures)
Gramalote	100,798	44,224	-	-	145,022	-	-	-	-	145,022	100,798
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	101,999	44,224	-	-	146,223	-	-	-	-	146,223	101,999

	614,274	1,199,285	(9,564)	(25,642)	1,778,353	(79,550)	(58,492)	-	(138,042)	1,640,311	534,724

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 21)
For the year ended December 31, 2012
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

			Cost				Accumulated depreciation			Net carrying value

	Opening			Cumulative	Closing	Opening			Closing
	balance at		Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2011	Additions	write-offs	adjustments	Dec. 31, 2012	Dec. 31, 2011	Depreciation	write-offs	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2011
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment (depletable)
				-
Libertad (including Jabali)	172,568	47,057	(3,684)		215,941	(28,773)	(23,437)	537	(51,673)	164,268	143,795
				-
Limon	72,229	33,498	-		105,727	(16,719)	(10,630)	-	(27,349)	78,378	55,510

				-
	244,797	80,555	(3,684)		321,668	(45,492)	(34,067)	537	(79,022)	242,646	199,305

Mineral properties (non-depletable)
Otjikoto	102,804	21,683	-	(5,689)	118,798	-	-	-	-	118,798	102,804
Mocoa	23,795	3,744	-	-	27,539	-	-	-	-	27,539	23,795
Cebollati	5,565	3,486	-	-	9,051	-	-	-	-	9,051	5,565
Trebol & Pavon	4,667	19,666	-	-	24,333	-	-	-	-	24,333	4,667
Calibre	1,590	5,522	-	-	7,112	-	-	-	-	7,112	1,590
Other	228	812	(1,040)	-	-	-	-	-	-	-	228

	138,649	54,913	(1,040)	(5,689)	186,833	-	-	-	-	186,833	138,649

Corporate & other
Bellavista	3,071	2	(472)	-	2,601	-	-	-	-	2,601	3,071
Office, furniture & equipment	1,106	67	-	-	1,173	(374)	(154)	-	(528)	645	732

				-
	4,177	69	(472)		3,774	(374)	(154)	-	(528)	3,246	3,803

Investments (incorporated joint ventures)
Gramalote	69,579	31,219	-	-	100,798	-	-	-	-	100,798	69,579
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	70,780	31,219	-	-	101,999	-	-	-	-	101,999	70,780

	458,403	166,756	(5,196)	(5,689)	614,274	(45,866)	(34,221)	537	(79,550)	534,724	412,537